THE CENTENNIAL VARIABLE ANNUITY

AN INDIVIDUAL FLEXIBLE PAYMENT VARIABLE ANNUITY CONTRACT
issued by
ReliaStar Life Insurance Company of New York
and its
ReliaStar Life Insurance Company of New York Variable Annuity Funds M P & Q

Supplement Dated May 17, 2017

This supplement updates and amends certain information contained in your variable annuity prospectus dated April 30, 1996, and subsequent supplements thereto. Please read it carefully and keep it with your variable annuity prospectus for future reference.

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NOTICE OF AND IMPORTANT INFORMATION ABOUT AN UPCOMING FUND REORGANIZATION

> *The following information only affects you if you currently invest in or plan to invest in the Sub-Account that corresponds to the VY® FMR® Diversified Mid Cap Portfolio.*

On November 17, 2016, the Board of Trustees of Voya Investors Trust approved a proposal to reorganize the VY® FMR® Diversified Mid Cap Portfolio. Subject to shareholder approval, effective after the close of business on or about July 14, 2017, (the "Reorganization Date"), Class I shares of the VY® FMR® Diversified Mid Cap Portfolio (the "Merging Fund') will reorganize with and into Class I shares of the Voya MidCap Opportunities Portfolio (the "Surviving Fund").

Voluntary Transfers Before the Reorganization Date. Prior to the Reorganization Date and for 30 days thereafter, you may transfer amounts allocated to the Sub-Account that invests in the Merging Fund to any other available Sub-Account. There will be no charge for any such transfer, and any such transfer will not count as a transfer when imposing any applicable restriction or limit on transfers. **See the *Transfers Between Mutual Fund Sub-Accounts within a Separate Account During the Accumulation Period* section on page 17 of your Contract prospectus for information about making Sub-Account transfers, including applicable restrictions and limits on transfers.**

On the Reorganization Date. On the Reorganization Date, your investment in the Sub-Account that invested in the Merging Fund will automatically become an investment in the Sub-Account that invests in the Surviving Fund with an equal total net asset value. You will not incur any tax liability because of this automatic reallocation, and your Contract Value immediately before the reallocation will equal your Contract Value immediately after the reallocation.

Automatic Fund Reallocation After the Reorganization Date. After the Reorganization Date, the Merging Fund will no longer be available through your Contract. Unless you provide us with alternative allocation instructions, after the Reorganization Date all allocations directed to the Sub-Account that invests in the Merging Fund will be automatically allocated to the Sub-Account that invests in the Surviving Fund. **See the *Transfers Between Mutual Fund Sub-Accounts within a Separate Account During the Accumulation Period* section on page 17 of your Contract prospectus for information about making fund allocation changes.**

Allocation Instructions. You may give us alternative allocation instructions at any time by contacting Customer Service at P.O. Box 5033, Minot, ND 58702-5033, 1-877-886-5050.

NOTICE OF AN UPCOMING FUND ADDITION

In connection with the upcoming fund merger involving the VY® FMR® Diversified Mid Cap Portfolio referenced above, effective on the Reorganization Date Class I shares of the Voya MidCap Opportunities Portfolio will be added to your policy as a replacement investment option.

Please note the following information about the Voya MidCap Opportunities Portfolio:

Fund Name Investment Adviser/Subadviser	Investment Objective(s)
Voya MidCap Opportunities Portfolio (Class I)	Seeks long-term capital appreciation.
Investment Adviser: Voya Investments, LLC	
Subadvisers: Voya Investment Management Co. LLC	

INFORMATION REGARDING THE FUNDS AVAILABLE THROUGH THE CONTRACT

The following chart lists the funds that are available through the contract, along with each fund's investment adviser/subadviser and investment objective. More detailed information about these funds can be found in the current prospectus and Statement of Additional Information for each fund. If you received a summary prospectus for any of the funds available through your Contract, you may obtain a full prospectus and other fund information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the email address shown on the front of the fund's summary prospectus.

There is no assurance that the stated objectives and policies of any of the funds will be achieved. Shares of the funds will rise and fall in value and you could lose money by investing in the funds. Shares of the funds are not bank deposits and are not guaranteed, endorsed or insured by any financial institution, the Federal Deposit Insurance Corporation or any other government agency.

Fund Name Investment Adviser/Subadviser	Investment Objective(s)
Voya Government Money Market Portfolio (Class I)[1]	Seeks to provide high current return, consistent with preservation of capital and liquidity, through investment in high-quality money market instruments while maintaining a stable share price of $1.00.
Investment Adviser: Voya Investments, LLC	
Subadviser: Voya Investment Management Co. LLC	
Voya High Yield Portfolio (Class S)	Seeks to provide investors with a high level of current income and total return.
Investment Adviser: Voya Investments, LLC	
Subadviser: Voya Investment Management Co. LLC	

Fund Name Investment Adviser/Subadviser	Investment Objective(s)
VY® FMR® Diversified Mid Cap Portfolio (Class I)[2]	Seeks long-term growth of capital.
Investment Adviser: Voya Investments, LLC	
Subadviser: Fidelity Management & Research Company	

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[1] There is no guarantee that the Voya Government Money Market Portfolio will have a positive or level return.
[2] FMR® is a registered service mark of FMR LLC. Used with permission.

MORE INFORMATION IS AVAILABLE

More information about the funds available through your Contract. including information about the risks associated with investing in them, can be found in the current prospectus and Statement of Additional Information for each fund. You may obtain these documents by contacting:

Customer Service
P.O. Box 5033
Minot, ND 58702-5033
1-877-886-5050

If you received a summary prospectus for any of the funds available through your Contract, you may obtain a full prospectus and other fund information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the email address shown on the front of the fund's summary prospectus.